Exhibit 99.1

Obsidian Energy Provides Operational Update and Land Acquisition

•	All 2021 development drilling program wells on production

•	8 wells from 2022 first half development program on production with an additional 7 expected in the second quarter

•	2022 production guidance range increased by 1,000 boe/d to 30,100 to 31,100 boe/d with first quarter production of approximately 29,400 boe/d

•	Acquisition of 14 sections of Peace River land prospective for Bluesky and Clearwater opportunities

CALGARY, April 12, 2022—OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE ) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to provide an operational update on the initial results from our first half 2022 development program as well as our 2021 development program. In addition, we are announcing the acquisition of 14 highly prospective sections of Peace River land with Bluesky and Clearwater opportunities, and a broad commercial agreement with Whitecap Resources Inc. (“Whitecap”) in our Pembina Cardium Unit No. 11.

“Building on our success from 2021, we quickly moved into our 2022 program and are very pleased with the results to date,” commented Stephen Loukas, Obsidian Energy’s Interim President and CEO. “I am particularly encouraged by the results across our Willesden Green, Pembina and Peace River areas as this points to the depth and diversity of our portfolio and allows for significant optionality across our future development programs. In addition, through recent crown land sales, we have expanded our prospective land holdings in the highly competitive Peace River region. We look forward to incorporating these new opportunities into our near-term development plans.”

2021 AND 2022 DEVELOPMENT WELL PROGRAMS

Our 2021 development program is complete with all 35 wells (33.8 net) on production. In our 2022 development program, a total of 20 wells (19.5 net) have been rig-released to date with eight wells (7.8 net) currently on production. Seven additional wells (6.7 net) are forecast to be on production before the end of the second quarter. Region specific results are discussed below.

Peace River

The second half of 2021 marked the return to development drilling in Peace River. After pausing development activity for several years due to low commodity prices, drilling commenced along with the acquisition of the remaining 45 percent interest in the Peace River Oil Partnership in late 2021. The first well was on production the last week of December, and the remaining three wells were producing by January 18, 2022. The four wells averaged initial production (“IP”) 60-day rates of 448 boe/d per well (99 percent heavy oil); production rates continued to improve with the last ten days average production of 450 boe/d per well (99 percent heavy oil). As of March 31, 2022, the new Bluesky four-well development program produced approximately 145 Mbbls of heavy oil. At current production forecast and commodity strip prices, these new wells are expected to achieve payout in under six months from start of production.

In addition, we drilled our first operated well targeting the Clearwater formation in the region during the first quarter. As part of our broader exploration program, the well was drilled into an untested sand to appraise the formation for the March land sale. A high-quality reservoir was encountered, but the well did not produce hydrocarbons at an economic rate. This well directly informed our bidding strategy in our recent land sale success (as described below). Our land position remains highly prospective for the producing Clearwater sands already delineated in the area.

Total Peace River production has increased from approximately 2,900 boe/d in October 2021 to approximately 7,000 boe/d in March 2022 due to the acquisition and the recent development program results. Given the strength of our recent drilling results in combination with a strong commodity price outlook, the Company has accelerated our second half Peace River drilling program into the first half of the year. To date, we have rig-released four wells (4 net) from the 2022 program; two new Bluesky wells are expected to be on production around mid-April. Drilling is ongoing to accelerate our second half program, and we anticipate two further wells coming onstream in early June.

Willesden Green

In 2021, the 21 Cardium wells drilled in our Willesden Green area formed the foundation of our development program. The average per well IP 30-day production from the program was 365 boe/d (78 percent light oil). Additionally, one Mannville gas well (1 net) was drilled as part of the program and placed on production in mid-October; the well utilized existing infrastructure and averaged IP 30-day production of 834 boe/d (11 percent light oil).

Ten additional wells (10 net) have been rig released in the 2022 development program; six wells (6 net) are currently on production – four of which were started in the last six days.

Pembina

The second half 2021 and first half 2022 Cardium infill drilling program averaged IP 30-day rates of 246 boe/d per well (74 percent light oil) from 13 wells (11.8 net), which is consistent with expectations. These results further underline the value of our significant Cardium development opportunities in the Pembina area. The next three-well pad is scheduled to come on production in late April, pending weather conditions.

Two vertical Devonian wells came on production in September 2021, producing an average light oil IP 30-day rate of 254 bbl/d and an IP 90-day rate of 216 bbl/d. Due to the low capital cost of vertical drilling, this project achieved payout in under five months of production. For 2022, a two-well drilling program is underway with one well rig released and expected to be on production post spring break up. We made a tangible increase to our inventory of these highly economic vertical well opportunities in 2022, which continue to augment our horizontal well programs.

INCREASE IN PRODUCTION GUIDANCE RANGE

The strong results of our recent development program contributed to first quarter 2022 production of approximately 29,400 boe/d. In conjunction with the acceleration of several Peace River Bluesky wells, we are increasing our 2022 production guidance range for the year by 1,000 boe/d to 30,100 to 31,100 boe/d (mid-point: 30,600 boe/d). Capitalizing on the current strong commodity price environment, we continue to take advantage of the flexibility our portfolio offers while finalizing plans for the second half of 2022. We will provide further details on updates to our 2022 capital and development plans in May.

PEACE RIVER LAND ACQUISITION FROM MARCH 2022 ALBERTA CROWN LAND SALE

Obsidian Energy continues to add to our substantial land position in the Peace River area. In March, we successfully purchased 14 sections (8,960 acres) of prospective oil sands rights from the Alberta land sale in the Peace River region for a consideration of approximately $13.5 million. Obsidian Energy was the main driver behind this sale, posting the majority of the parcels, which attracted broad industry attention and generated $53.2 million in bonus consideration from all participants in the areas directly surrounding our established operations. This is the largest consideration generated at a land sale in Alberta in over a decade, signaling continued growth in demand and activity in the region.

The results of our successful top ranked Bluesky and Clearwater land acquisition was driven by a detailed technical evaluation and ranking of the various land parcels. Given our recent drilling results in the Bluesky formation, we have identified 28 potential Bluesky opportunities on the new land, representing approximately $115 million NPV10 (net present value, discounted at 10 percent) at WTI US$85.00/bbl based on a five-year development plan and an initial well cost of approximately $3.5 million per well. Similar to the Bluesky, our acquired Clearwater acreage offers significant exploration upside with identified 14 drilling opportunities, a contiguous land position with our current land holdings and represents a compelling risked value opportunity.

PEMBINA CARDIUM UNIT NO. 11 COMMERCIAL AGREEMENT

Obsidian Energy and Whitecap have entered a broad commercial transaction that enables the recommencement of development in one of the most prospective areas of the Cardium, Pembina Cardium Unit No. 11 (“PCU 11”), with upwards of 70 gross horizontal producing opportunities yet to be drilled. As part of this agreement, Obsidian Energy will transfer operatorship to Whitecap, while retaining its existing 44.7805 percent working interest in PCU 11.

COMPLETION OF SLAVE NORTH ABANDONMENT PROGRAM

During the first quarter of 2022, Obsidian Energy completed the last substantial component of our inactive legacy portfolio decommissioning. The project abandoned 221 net wells, 171 net km of pipelines and 10 net facilities, while decommissioning 227 net surface locations.

Since 2020, the Company has abandoned 747 net wells, 693 net km of pipelines and 49 net facilities, and completed Phase 1 environmental site assessments on all remaining legacy sites with participation in the Alberta Site Rehabilitation Program (“ASRP”). Utilizing $32 million in ASRP grants and required closure spending, these projects have yielded a combined net total asset retirement obligation reduction of $55.6 million.

DEBT FACILITY REFINANCING

Obsidian Energy is continuing discussions with lenders and market participants regarding refinancing our debt facilities during the first half of 2022 with the intent of incorporating senior and subordinated debt. This structure is expected to provide the Company with a stable capital source that provides operational liquidity and a longer-term maturity profile. Once this has been completed, we will provide further details to shareholders.

HEDGING UPDATE

The Company continues to have an active hedge program. We are primarily focused on near term WTI positions to protect cashflow given our first half capital program. In addition, we have built a solid foundation on summer AECO natural gas pricing, which is also highly constructive to the business. As at April 11, 2022, the following financial oil and gas contracts are in place on a weighted average basis:

Term	Notional Volume	Pricing (CAD)
Oil—WTI
January 2022	8,016 bbl/d	$98.82/bbl
February 2022	8,634 bbl/d	$102.50/bbl
March 2022	9,250 bbl/d	$111.38/bbl
April 2022	7,750 bbl/d	$121.07/bbl
May 2022	500 bbl/d	$125.53/bbl

Natural Gas—AECO
January – March 2022	25,591 mcf/d	$4.63/mcf
April 2022	21,326 mcf/d	$4.43/mcf
May – October 2022	23,695 mcf/d	$4.53/mcf

In addition, PROP Energy 45 Limited Partnership, our wholly owned limited recourse subsidiary that purchased 45 percent of the PROP units from a third party on November 24, 2021, entered into the following financial hedges in conjunction with the acquisition financing:

Term	Notional Volume	Pricing (USD)
Oil—WTI
Q1 2022	1,502 bbl/d	$66.24/bbl
Q2 2022	1,121 bbl/d	$65.11/bbl
Q3 2022	593 bbl/d	$63.26/bbl
Q4 2022	606 bbl/d	$62.30/bbl
Heavy Oil – WCS Differential
Q1 2022	939 bbl/d	($17.45)/bbl
Q2 2022	801 bbl/d	($15.43)/bbl

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value. Boe/d means barrels of oil equivalent per day.

TEST RESULTS AND INITIAL PRODUCTION RATES

Test results and initial production rates disclosed herein, particularly those short in duration, may not necessarily be indicative of long-term performance or of ultimate recovery. Readers are cautioned that short term rates should not be relied upon as indicators of future performance of these wells and therefore should not be relied upon for investment or other purposes. A pressure transient analysis or well-test interpretation has not been carried out and thus certain of the test results provided herein should be considered preliminary until such analysis or interpretation has been completed.

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	mcf	thousand cubic feet
bbl/d	barrels per day	mcf/d	thousand cubic feet per day
Mbbls	one thousand barrels	mmcf/d	million cubic feet per day
boe	barrel of oil equivalent	AECO	Alberta benchmark price for natural gas
boe/d	barrels of oil equivalent per day
WCS	Western Canadian Select
WTI	West Texas Intermediate

FUTURE-ORIENTED FINANCIAL INFORMATION

This news release contains future-oriented financial information (“FOFI”) and financial outlook information relating to the Company’s prospective results of operations, operating costs, expenditures and production which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth below under “Forward-Looking Statements”. The Company’s actual results, performance or achievement could differ materially from those expressed in, or implied by, such FOFI, or if any of them do so, what benefits the Company will derive therefrom. The Company has included this FOFI in order to provide readers with a more complete perspective on the Company’s business as of the date hereof and such information may not be appropriate for other purposes.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our 2022 development program and its optionality, on production and on stream dates; our updated 2022 production guidance range; our expected drilling opportunities; the expected timing for payout on certain wells; our underlining value in our Cardium development opportunities in the Pembina area; when further details on updates to our 2022 capital and development plans can be expected; expectations in connection with our Peace River land acquisition in March 2022; our expectation to refinance the debt facilities during the first half of 2022; and our hedging program.

With respect to forward-looking statements and FOFI contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than stated herein; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand and commodity prices; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued ability of members of OPEC, Russia and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic (including the ASRP) or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future operating costs and general & administrative costs; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in production due to low commodity prices; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior notes and our wholly-owned subsidiaries limited-recourse loan on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements and FOFI contained in this document, and the assumptions on which such forward-looking statements and FOFI are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements and FOFI included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements and FOFI are based will occur. By their nature, forward-looking statements and FOFI involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we change our 2022 budget in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection with the COVID-19 pandemic and other regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, including the ongoing COVID-19 pandemic, and the responses of governments and the public to the pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that the significant decrease in the valuation of oil and natural gas companies and their securities and the decrease in confidence in the oil and natural gas industry generally that has been caused by the COVID-19 pandemic persists or worsens; the risk that the COVID-19 pandemic adversely affects the financial capacity of the Company’s contractual counterparties and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior notes and limited recourse debt in connection with the Peace River Oil Partnership acquisition when they mature on acceptable terms or at all and/or obtain debt and/or equity financing to replace one or all of our credit facilities, limited recourse debt and senior notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior notes; the possibility that we are forced to shut-in production, whether due to commodity prices or changes to existing government curtailment programs or the imposition of new programs; the risk that OPEC, Russia and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company’s ability to obtain financing on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments and consumers to the ongoing COVID-19 pandemic. Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company’s Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) which may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) or Obsidian Energy’s website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements and FOFI contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward. The forward-looking statements and FOFI contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol “OBE”.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207—9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com